MIRAMAR MINING CORPORATION Suite 300 – 889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

June 26, 2006	NEWS RELEASE 06-12	MAE – TSX MNG – AMEX
Miramar Announces CDN$80 Million Offering
– Allows Continued Funding of the Exploration and Proposed Development
of the Hope Bay Belt –
VANCOUVER — Miramar Mining Corporation announced today that it has entered into an underwriting agreement for a bought deal financing with BMO Capital Markets for the issuance of 19,200,000 common shares at a price of Cdn$4.17 per common share for gross proceeds of Cdn$80,064,000.
Miramar has filed a preliminary short form prospectus under the multi-jurisdictional disclosure system relating to the public offering of the 19,200,000 common shares in the United States and Canada. The closing of the offering is subject to a number of conditions, including, without limitation, receipt of all regulatory approvals, and closing is expected to occur on or about July 12, 2006. Miramar plans to use the net proceeds of this financing towards advancement of the Hope Bay Project and for general corporate purposes.
Miramar has also agreed to grant BMO Capital Markets an over-allotment option, exercisable at any time, in whole or in part, for a period of 30 days following the closing of the offering, to purchase up to an additional 2,880,000 common shares at a price of Cdn$4.17 per common share. If BMO Capital Markets fully exercises the over-allotment option, Miramar will receive additional gross proceeds of approximately Cdn$12,009,600.
A preliminary short form prospectus relating to the securities has been filed with Canadian securities authorities, and a registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.
A copy of the preliminary short form prospectus may be obtained from BMO Capital Markets — in Canada, call Des Raposo at 416-363-6996, Ext. 224; in the U.S., contact BMO Capital Markets, 3 Times Square, 27th Floor, New York, New York, 10036 Attn: Catherine Cruz Tel: 212-702-1969 Fax: 212-702-1933.
About Miramar Mining Corporation
Miramar is a Canadian gold company that controls the Hope Bay project in Nunavut, Canada.
Forward Looking Statements
Statements relating to the completion of the contemplated financing and the operation of Miramar after completion of the transaction are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward -looking statements, including, the underwriters not completing the sale the securities, the failure to obtain any necessary regulatory or stock exchange approval or failure to satisfy conditions to the closing, and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2005 and Reports on Form 6-K filed with the Securities and Exchange Commission.
This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.
For further information contact:
Anthony P. Walsh
President & CEO, Miramar Mining Corporation
Tel: (604) 985-2572     Fax: (604) 980-0731     Toll Free: 1-800-663-8780     Email: info@miramarmining.com